The Dow Chemical Company and Subsidiaries	EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

	Nine Months Ended September 30		For the Year Ended December 31
In millions, except ratio (Unaudited)	2010	2009	2009	2008	2007	2006	2005
Income from Continuing Operations Before Income Taxes	$2,156	$319	$469	$1,277	$4,192	$4,938	$6,363
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(799)	(411)	(630)	(787)	(1,122)	(959)	(964)
Distributed income of earnings of nonconsolidated affiliates	558	671	690	836	774	616	495
Capitalized interest	(48)	(51)	(61)	(97)	(85)	(73)	(56)
Amortization of capitalized interest	71	68	91	84	79	70	70
Preferred security dividends	-	(20)	(20)	(63)	(81)	(77)	(65)
Adjusted earnings	$1,938	$576	$539	$1,250	$3,757	$4,515	$5,843
Fixed charges:
Interest expense and amortization of debt discount	1,105	1,167	1,571	648	584	616	702
Capitalized interest	48	51	61	97	85	73	56
Preferred security dividends	-	20	20	63	81	77	65
Rental expense – interest component	71	82	107	120	124	131	133
Total fixed charges	$1,224	$1,320	$1,759	$928	$874	$897	$956
Earnings available for the payment of fixed charges	$3,162	$1,896	$2,298	$2,178	$4,631	$5,412	$6,799
Ratio of earnings to fixed charges	2.6	1.4	1.3	2.3	5.3	6.0	7.1
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$255	227	312	-	-	-	-
Adjustment to pretax basis (at 35 percent)	137	122	168	-	-	-	-
	$392	$349	$480	$-	$-	$-	$-
Combined fixed charges and preferred stock dividend requirements	$1,616	$1,669	$2,239	$928	$874	$897	$956
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.0	1.1	1.0	2.3	5.3	6.0	7.1

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